

Pete Mastin (He/Him) · 3rd

Strategy, Leadership, Technology, People

Atlanta, Georgia, United States · **Contact info**

500+ connections

 Learnie

 The University of Georgia

---

Experience

 **Learnie**
Full-time · 9 mos

CEO
Jul 2021 – Present · 9 mos

Board Member - Learnie
Jul 2021 – Nov 2021 · 5 mos
Utah, United States

GTM Strategy Advisor for IBEX Advanced Technology Team
Ibexexperts.com · Self-employed
Jul 2021 – Present · 9 mos
Atlanta, Georgia, United States

Strategic Advisor, Product and Go-to-Market at Common Caches
https://www.ccaches.com · Contract
Jun 2021 - Present · 10 mos

 **NexTech AR Solutions**
Full-time · 1 yr 1 mo

COO InfernoAR
May 2020 – Apr 2021 · 1 yr
Atlanta

Operational responsibility for InfernoAR

Strategy, Corp Development and M&A
Apr 2020 - Apr 2021 · 1 yr 1 mo

Identified and acquired 2 companies strategic to NextechAR's business

---

 **Jolokia Corporation**
2 yrs
Greater Atlanta Area

Chief Executive Officer
Nov 2018 - May 2020 · 1 yr 7 mos

Jolokia got acquired by NextechAR in 2020

Member of Board
Jun 2018 - Apr 2020 · 1 yr 11 mos

Jolokia is a leading enterprise streaming platform with a focus on live, cognitive, interactive features and supporting services for complex video workflows. Used by fortune 100 companies for training, corporate communications and marketing. https://jolokia.com

---

Show all 16 experiences →

Education



The University of Georgia
Masters, Philosophical Logic
1983 - 1988